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                                                                    Exhibit 99.3

To:    Registered Representative of Clients in Cable TV Fund 12-A, Ltd.

From:  Jones Intercable Inc., General Partner

Date:  September 15, 1998

RE:    NOTICE OF PROXY MAILING:   PROPOSED SALE OF THE ILLINOIS CABLE TELEVISION
                                  SYSTEMS BY CABLE TV FUND 12-A, LTD.

Cable TV Fund 12-A, Ltd. (the "Partnership") plans to sell its Illinois Systems to an unaffiliated third party during the fourth quarter of 1998.

PROXY INFORMATION
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The proposed sale and the distribution of net proceeds are contingent upon the approval by the holders of a majority of the limited partnership interests of the Partnership, as well as the consents of government authorities and other third parties. Enclosed for you information is a copy of the Fund 12-A Notice and Proxy Statement. The proxy record date is August 31, 1998.
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For taxable accounts, proxy materials are being sent directly to investors. For
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tax-exempt accounts (IRAs and other qualified plans), proxy materials are being
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sent according to the instructions of the Trustees-which are the registered owners of investors' interests in these plans. Some Trustees required us to send proxy materials directly to their clients, the beneficial owners, and to accept the investors' signatures as legally sufficient to count the votes without the Trustee's countersignature. Other Trustees required us to mail their clients' proxy materials directly to the Trustee for their handling.

THE PROXY DUE DATE IS OCTOBER 30, 1998, BUT WE HOPE TO HAVE ALL VOTES IN AS SOON
                      ----------------
AS POSSIBLE.

DISTRIBUTION INFORMATION
------------------------
If the proposed sale is consummated, limited partners in Fund 12-A are expected to receive approximated $1,044 for each $1,000 invested. Distribution checks will be issued according to the account registration or payment instruction of record. The closing of the sale is scheduled to occur during the fourth quarter of 1998.

Under the Asset Purchase Agreement, the Venture will deposit $2,604,000 of the sale proceeds into an indemnity escrow account until November 15, 1999. Any funds remaining from this account at the end of the escrow period and not subject to a claim by the buyer will be distributed to the partners of Fund 12-A and the Partnership will be liquidated and dissolved, most likely in the fourth quarter of 1999.

Taking into account the prior distribution and the anticipated distribution from the sale of the Illinois Systems, limited partners will have received a total return of $2,722 for each $1,000 invested. This amount does not include amounts, if any, which might be distributed from the indemnity escrow account in late 1999.

CLIENT SUMMARY
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Please review the enclosed list that shows registration and check information for each of your clients in Fund 12-A. IF YOU FIND ANY DISCREPANCIES IN THIS INFORMATION OR HAVE QUESTIONS, PLEASE CALL THE JONES INVESTOR SERVICES DEPARTMENT AS SOON AS POSSIBLE.

ENCLOSURES